Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800

Facsimile (212) 818-8881		telephone (212) 818-8602
email address
eschwartz@graubard.com

January 2, 2014

VIA FEDERAL EXPRESS AND EDGAR

Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Collabrium Japan Acquisition Corporation
Schedule TO-I filed December 23, 2013
SEC File No. 5-87034

Dear Ms. Chalk:

On behalf of Collabrium Japan Acquisition Corporation (the “Company”), we respond as follows to the Staff’s comment letter, dated December 30, 2013, relating to the above-captioned Schedule TO-I (“Schedule TO-I”), including the Offer to Purchase included as an exhibit thereto (“Offer to Purchase”).

Captions and page references in our responses correspond to Amendment No. 1 to the Schedule TO-I and the Supplement to the Offer to Purchase included as an exhibit thereto (“Supplement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Exhibit (a)(1)(A) – Offer to Purchase dated December 23, 2013

General

1.
If the extension offer fails and you are not able to consummate a business combination by January 24, 2013, clarify whether Collabrium Japan would continue to exist as a legal entity after you distribute the aggregate funds then on deposit in the Trust Account. That is, will it actually dissolve or remain as a shell entity. If the latter, will this legal entity have value as a public shell?

The Company will cease to exist as a legal entity in the event the extension offer fails and the Company fails to consummate a business combination by January 24, 2014. The Company has included disclosure in the Supplement to clarify the foregoing, as requested. Please see page 6 of the Supplement.

Securities and Exchange Commission

January 2, 2014

2.
Throughout the Offer to Purchase where you describe the purchase price in the Offer, you caveat it with the term “approximately.” For example, on the cover page, you state that Collabrium will purchase up to 3,253,818 shares at a purchase price of “approximately $10.26 per share.” We note the disclosure in the Q&A section on page 5 indicating that the price offered is set in your Charter and represents the aggregate amount on deposit in the Trust Account, including interest but net of taxes payable, divided by the number of outstanding shares. Item 1004 of Regulation M-A requires you to describe the material terms of the transaction, including (with specificity) the offer price. Tell us how the description in the Offer to Purchase and the use of the term “approximately” when setting a purchase price complies with this requirement. If the final purchase price can be calculated based on a formula, so indicate and describe the applicable formula. We note the disclosure on page 5 in the Q&A section describing adjustments to the offer price “to account for expenses incurred and other liabilities of ours at the completion of the Offer.” We may have further comments.

The purchase price will be exactly $10.32619 per share. Accordingly, the Supplement amends the Offer to Purchase to state this number without qualifying it as approximate, as requested. Please see page 1 of the Supplement.

3.
See our last comment above. In addition to qualifying the description of the purchase price through the use of the term “approximately,” you state that you will purchase up to 3,253,818 shares, “subject to adjustment.” Clarify what you mean by this caveat regarding the maximum number of shares that may be tendered into the offer. Just as with the purchase price in the offer, the maximum number of shares must be stated with specificity.

The maximum number of shares purchased will be exactly 3,253,818 shares. Accordingly, the Supplement amends the Offer to Purchase to state this number without caveat, as requested. Please see page 2 of the Supplement. In addition, the Company has included an additional condition to the Offer requiring that the Company have at least $5,000,001 in net tangible assets immediately prior to the expiration of the Offer, after taking into account the payment of the aggregate purchase price to the holders who have properly tendered and not withdrawn their shares in the Offer and after taking into account the Company’s expenses and other liabilities incurred as of the time immediately prior to the expiration of the Offer, as was required by the Company’s prospectus relating to its initial public offering and its charter documents.  Please see page 4 of the Supplement.

Securities and Exchange Commission

January 2, 2014

Important, page iv

4.
You state that you will not make the offer to, “nor will tenders be accepted from form or on behalf of” shareholders in certain jurisdictions. While you are not required to disseminate offer materials into jurisdictions where doing so would be illegal, the all-holders provisions of Rule 13e-4(f)(8)(i) require you to accept all subject securities properly tendered. Please revise here and later in the Offer to Purchase including on page 37 under “Miscellaneous” where similar disclosure appears.

The Supplement revises this section and the “Miscellaneous” section to remove the referenced phrase, as requested. Please see page 2 of the Supplement.

Forward-Looking Statements, page 12

5.
You state that you undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of the offer to Purchase. Please revise, consistent with your obligations under Rule 13e-4(c).

The Supplement revises this section to clarify that it will disclose all material changes in the information set forth in the Offer to Purchase as required by Rule 13e-4(c), as requested. Please see page 3 of the Supplement.

If Third Parties bring claims against us, the proceeds in the trust account could be  reduced and the per-share redemption amount received by shareholders may be less than approximately $10.326 per share, page 14

6.
See our comment above about the requirement in Schedule TO to state the offer price with specificity. If in this section you are attempting to describe the risk of a potential decrease in the per share offer price, any changes to the offer price would trigger a requirement that at least ten business days remain the offer from the date that notice of such change is disseminated to shareholders. Please confirm your understanding. If the reference to “redemption” here refers to a risk other than in the pursuance price being paid in the offer, please clarify. See Rule 13e-4(f)(1)(ii).

The reference to “redemption” in this risk factor refers to redemption in a Second Tender Offer or in the Company’s liquidation.  The Supplement revises this risk factor to clarify the foregoing, as requested.  Please see page 3 of the Supplement.

Securities and Exchange Commission

January 2, 2014

Determination of Validity; Rejection of Ordinary Shares; Waiver of Defects; No Obligation to Give Notice of Defects, page 26

7.
Refer to our comment above about the all-holders provisions of Rule 13e-4 which do not permit you to reject tenders from holders of securities which are the subject of the offer. Revise the language in the last paragraph on page 26 accordingly.

Consistent with comment no. 4 above, the Supplement revises the disclosure in this section to remove the phrase “or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful”, as requested. Accordingly, the Company may only reject a purported tender if it is not in proper form, and therefore does not constitute a valid tender in the first instance. Please see page 2 of the Supplement.

Conditions of the Extension and the Offer, page 29

8.
All offer condition other than regulatory condition necessary to the consummation of the offer must be satisfied or waived as of the expiration of the offer. With this in mind, we are confused by the language “or immediately prior to such payment” in the third full paragraph on page 29. It seems to imply that a condition may survive the expiration of the offer or otherwise extend through the date of payment for tendered shares. Pleas revise or advise.

The Supplement revises this section to remove to remove the referenced phrase, as requested. Please see page 4 of the Supplement.

*   *   *   *   *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc:  Mr. Koji Fusa